April 23, 2012

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Arch Coal, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-13105

Dear Mr. Reynolds:

We are providing this letter in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated April 10, 2012 regarding the Annual Report on Form 10-K filed by Arch Coal, Inc. (“Arch Coal”) for Arch Coal’s fiscal year ended December 31, 2011 (the “Form 10-K”).  Set forth below are the Staff’s comments and our responses.  We also call to the Staff’s attention that Arch Coal has filed Amendment No. 1 to the Form 10-K on the date of this letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

26.  Supplemental Condensed Consolidating Financial Information, page F-47

COMMENT NO. 1:

We have reviewed your response to our prior comment one noting that word “unaudited” was inadvertently utilized.  Please amend your disclosure to clearly present the condensed consolidated financial information as audited.

RESPONSE:

In response to the Staff’s comment, we have filed Amendment No. 1 to the Form 10-K (“Amendment No. 1”) on the date of this letter.  In Amendment No. 1, we have amended our disclosure in the Form 10-K to remove the word “unaudited” from Note 26 to our audited consolidated financial statements so as to clearly present the condensed consolidating financial information set forth in Note 26 as having been audited.

Other

COMMENT NO. 2:

Please provide a currently dated consent of the independent accountants with any amendment.

RESPONSE:

We have provided a currently dated consent of our independent registered public accounting firm with Amendment No. 1.

*              *              *

Arch Coal acknowledges that:

•                  Arch Coal is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Arch Coal may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  If you require any additional information on these issues, or if I can provide you with any other information that will facilitate your continued review of the Form 10-K, please contact me at 314-994-2700 at your earliest convenience.

Sincerely,

ARCH COAL, INC.

By:	/s/ John T. Drexler
John T. Drexler
Senior Vice President and
Chief Financial Officer